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                              November 9, 2020

       Steven Weinstein
       Chief Executive Officer
       Seismic Capital Company
       11271 Ventura Blvd #479
       Los Angeles, CA 91604

                                                        Re: Seismic Capital
Company
                                                            Draft Offering
Statement on Form 1-A
                                                            Submitted October
16, 2020
                                                            CIK No. 0001822111

       Dear Mr. Weinstein:

              We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on
       EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Draft Offering Statement on Form 1-A

       General

   1. Rule 251(b)(3) provides that Regulation A is not available for issuers of securities that are development stage
companies that either have no specific business plan or purpose, or have indicated that
their business plan is to merge with or acquire an unidentified company or companies.
We note your disclosure that you are a brand-new company with no operating history
and that you plan to raise capital to invest in 10 to 15 early stage companies. Please
provide us with an analysis as to how you are eligible to conduct this offering under
Regulation A or withdraw your filing.
 Steven Weinstein
Seismic Capital Company
November 9, 2020
Page 2
2. We note your website at www.seismic.company. Please advise us how your website is consistent with the conditions in Rule 255 of Regulation A.
Cover Page

3. Please revise to specify the date on which the offering will terminate. Additionally, we note that the company may undertake one or more closings on a rolling basis and that an
      investor   s subscription is irrevocable. Please disclose in greater
detail the timing and
      mechanics of the rolling closings, such as how often they will occur, how long a rolling closing will take, and whether the decision to effect a rolling closing
is in the company   s
      sole discretion. Provide us with your detailed legal analysis regarding whether the potential suspension and delay of the offering in the manner identified above would constitute a delayed offering. Refer to Rule 251(d)(3)(i)(F) of Regulation A.
Process of Subscribing, page 20

4. We note your disclosure that "subscribers have no right to a return of their funds during the one year following qualification." However, in the next sentence, it appears that an investor may request rescission. Please revise your disclosure to clarify when shareholders may request rescission.
       You may contact Jorge Bonilla at 202-551-3414 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                            Sincerely,
FirstName LastNameSteven Weinstein
                                                            Division of
Corporation Finance
Comapany NameSeismic Capital Company
                                                            Office of Real
Estate & Construction
November 9, 2020 Page 2
cc:       Jamie Ostrow, Esq.
FirstName LastName